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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               ---------------

                                  FORM 11-K

(x)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 2003

                                     OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the transition period from ______________to_______________


         Commission file number 1-5674

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          THE ANGELICA CORPORATION
                           RETIREMENT SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            ANGELICA CORPORATION
                          424 South Woods Mill Road
                      Chesterfield, Missouri 63017-3406

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                      FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements and Schedule

    Reports Of Independent Registered Public Accounting Firms

    Statement Of Net Assets Available For Benefits

    Statement Of Changes In Net Assets Available For Benefits

    Notes To Financial Statements

    Report Of Independent Registered Public Accounting Firm On Supplementary Information

    Schedule Of Assets Held For Investment Purposes At End Of Year

Exhibits

    23.1 Consent Of Rubin, Brown, Gornstein & Co. LLP, Independent Registered Public Accounting Firm

    23.2 Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm



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==============================================================================
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                          THE ANGELICA CORPORATION

                           RETIREMENT SAVINGS PLAN

                            FINANCIAL STATEMENTS

                              DECEMBER 31, 2003

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==============================================================================





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CONTENTS
================================================================================

                                                                          PAGE

REPORTS OF INDEPENDENT REGISTERED PUBLIC
    ACCOUNTING FIRMS......................................................1 - 2


FINANCIAL STATEMENTS

    Statement Of Net Assets Available For Benefits............................3

    Statement Of Changes In Net Assets Available For
        Benefits..............................................................4

    Notes To Financial Statements ........................................5 - 8


SUPPLEMENTARY INFORMATION

    Report Of Independent Registered Public Accounting
        Firm On Supplementary Information.....................................9

    Schedule Of Assets Held At End Of Year...................................10






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           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Savings Plan Committee of Angelica Corporation

We have audited the accompanying statement of net assets available for benefits of The Angelica Corporation Retirement Savings Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Rubin, Brown, Gornstein & Co. LLP

St. Louis, Missouri
June 16, 2004



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          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Savings Plan Committee of Angelica Corporation

We have audited the accompanying statement of net assets available for benefits of The Angelica Corporation Retirement Savings Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

June 6, 2003

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                                                                        Page 2


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              THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
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               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                            DECEMBER 31,
                                                    --------------------------
                                                        2003           2002
                                                    --------------------------
ASSETS
  Investments, at fair value (Note 3)               $31,112,864    $31,311,280
                                                    --------------------------

  Receivables:
    Participant contributions                            55,195         70,549
    Employer contributions                               12,250         15,608
    Interest                                              7,055          7,656
                                                    --------------------------
        Total receivables                                74,500         93,813
                                                    --------------------------

Cash                                                         --         14,055
                                                    --------------------------

        TOTAL ASSETS                                 31,187,364     31,419,148
                                                    --------------------------

LIABILITIES
  Refundable participant contributions                       --         24,059
                                                    --------------------------

NET ASSETS AVAILABLE FOR BENEFITS                   $31,187,364    $31,395,089
                                                    ==========================


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See the accompanying notes to financial statements.                     Page 3



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              THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
------------------------------------------------------------------------------
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                          FOR THE YEARS
                                                        ENDED DECEMBER 31,
                                                    --------------------------
                                                        2003           2002
                                                    --------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment Income (Loss):
    Net appreciation (depreciation) in fair
     value of investments (Note 3)                 $ 3,615,677    $  (605,063)
    Interest and dividend income                       108,138        125,352
                                                   ---------------------------
      Net Investment Income (Loss)                   3,723,815       (479,711)
                                                   ---------------------------

  Contributions:
    Participant                                      1,729,471      2,393,750
    Employer                                           397,809        532,238
    Participant rollover                                 3,099          1,279
                                                   ---------------------------
      Total Contributions                            2,130,379      2,927,267
                                                   ---------------------------

  Other Income                                           3,007          7,253
                                                   ---------------------------

      TOTAL ADDITIONS                                5,857,201      2,454,809
                                                   ---------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid directly to participants             6,050,271      9,526,051
  Other expenses                                        14,655             --
                                                   ---------------------------

      TOTAL DEDUCTIONS                               6,064,926      9,526,051
                                                   ---------------------------

NET DECREASE                                          (207,725)    (7,071,242)

NET ASSETS AVAILABLE FOR BENEFITS -
 BEGINNING OF YEAR                                  31,395,089     38,466,331
                                                   ---------------------------

NET ASSETS AVAILABLE FOR BENEFITS -
 END OF YEAR                                       $31,187,364    $31,395,089
                                                   ===========================

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See the accompanying notes to financial statements.                     Page 4



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              THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
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                        NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2003 AND 2002


1.       DESCRIPTION OF THE PLAN

         The following description of The Angelica Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

         GENERAL

         The Plan, as amended and restated, was adopted by the Board of Directors of Angelica Corporation (the "Company") and is a defined contribution profit sharing plan which includes a 401(k) provision. The Company is the Plan Administrator and the assets of the Plan are held in trust by UMB Bank (the "Custodian").

         ELIGIBLE PARTICIPANTS

         All full-time, non-union employees who are residents of the United States and who have either (i) completed six months of service with the Company and are age 21 or older or (ii) completed two years of service, are eligible to participate in the Plan, except for certain classifications of employees who are excluded from Plan eligibility (as defined by the Plan).

         CONTRIBUTIONS

         Eligible employees may contribute up to 12% of their annual compensation to the Plan through payroll deferrals. For each plan year beginning on and after January 1, 2000, the Company provides a matching contribution in an amount equal to 30% of the deferred amount up to, but not exceeding 6% of annual compensation.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Earnings allocations are based on the performance of the investment choices of each participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING

         The salary deferral and Company matching contributions of each participant's account and earnings thereon are fully vested and nonforfeitable at all times.

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                                                                        Page 5


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THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
------------------------------------------------------------------------------
Notes To Financial Statements (Continued)


         PAYMENT OF BENEFITS

         Participants are entitled to receive the balance of their accounts upon death, total disability, retirement or termination of employment, or upon request after reaching age 59-1/2. Participants who have suffered a hardship (as defined by the Plan) may also withdraw a portion of their account balances.

         PARTICIPANT LOANS

         The Plan allows participants to borrow from their account, subject to certain limitations. Loans bear interest at the prime rate plus 0.5% at the time the loan is made. All loans are secured by the participant's account. Principal and interest are paid ratably through payroll deductions. The outstanding participant loans at December 31, 2003 bear interest at rates ranging from 4.5% to 10% and are due at various dates through December 2008.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ESTIMATES AND ASSUMPTIONS

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments in mutual funds are valued at reported net asset value at December 31 as determined by the fund manager.

         Investment income is recorded as earned on the accrual basis.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

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THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
------------------------------------------------------------------------------
Notes To Financial Statements (Continued)


3.       INVESTMENTS

         The Custodian of the Plan holds the Plan's investments and executes related investment transactions.

         The fair value of individual assets that represent 5% or more of the Plan's net assets as of the beginning of the Plan year are as follows:

                                                                        DECEMBER 31,
                                                               ------------------------------
                                                                       2003             2002
                                                               ------------------------------

                  American Balanced Fund                        $ 2,627,722      $ 2,159,668
                  Washington Mutual Investors Fund                9,112,714        7,871,116
                  Federated Capital Preservation Fund            14,731,452       17,165,822

         The net appreciation (depreciation) in fair value of investments are:


                                                                       FOR THE YEARS
                                                                     ENDED DECEMBER 31,
                                                               ------------------------------
                                                                      2003              2002
                                                               ------------------------------


                  Mutual funds                                  $3,607,632       $(1,369,255)
                  Common stock                                       8,045           764,192
                  ---------------------------------------------------------------------------

                                                                $3,615,677       $  (605,063)
                  ===========================================================================


4.       TAX STATUS

         The Plan obtained its latest determination letter on June 17, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan's tax counsel believe the Plan is correctly designed and operated in accordance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes the Plan is qualified and the related trust tax exempt.

5.       PLAN TERMINATION

         Although it has not expressed intent to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA.


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THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
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Notes To Financial Statements (Continued)


6.       RELATED PARTY TRANSACTIONS

         Due to its affiliation with the Plan, transactions involving Angelica Corporation Common Stock qualify as party-in-interest transactions.

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500 for the years ended December 31, 2003 and 2002:

                                                                              2003              2002
                                                                       ------------------------------

              Net assets available for benefits per the financial
                statements                                             $31,187,364       $31,395,089
              Liability for refundable participant contributions
                recorded in the financial statements and not in
                the Form 5500                                                   --            24,059
              Benefit claims payable recorded in the Form 5500
                and not in the financial statements                             --              (847)
              ---------------------------------------------------------------------------------------

              Net assets available for benefits per the
                Form 5500                                              $31,187,364       $31,418,301
              =======================================================================================

8.       SUBSEQUENT EVENTS

         Effective February 1, 2004 Marshall & Ilsley Trust Company, N.A. completed the purchase of the employee benefit plans business of UMB Bank and became the new custodian of the Plan.


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                                                                        Page 8


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                   REPORT OF INDEPENDENT REGISTERED PUBLIC
                ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Rubin, Brown, Gornstein & Co. LLP

St. Louis, Missouri
June 16, 2004

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                                                                        Page 9


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              THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
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                        EIN: 43-0905260 PLAN NO: 003
                   SCHEDULE OF ASSETS HELD AT END OF YEAR
                              DECEMBER 31, 2003



                                                                    CURRENT
  IDENTITY OF ISSUER         DESCRIPTION OF INVESTMENT               VALUE
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COMMON STOCK
  Angelica Corporation*   Common Stock                            $ 1,118,621
                                                                 -------------
MUTUAL FUNDS
  Fidelity                Advisor Strategic Income Fund               411,696
  American Funds          Balanced Fund                             2,627,722
  American Funds          Washington Mutual Investors Fund          9,112,714
  American Funds          EuroPacific Growth Fund                     576,999
  Federated               Max Cap Fund                                853,428
  Fidelity                Aggressive Growth Fund                      311,538
  Managers Distributors,
    Inc.                  Managers Special Equity Fund                407,730
                                                                 -------------
    TOTAL MUTUAL FUNDS                                             14,301,827
                                                                 -------------


MONEY MARKET AND SECURITIES
  DUE IN 1 YEAR
    Federated             Capital Preservation Fund                14,731,452
                                                                 -------------

PARTICIPANT LOANS         Interest rates ranging from 4.5% -
                           10%, due at various dates through
                           December 2008                              960,964
                                                                 -------------

                                                                  $31,112,864
                                                                 =============

* Represents a party-in-interest.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

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                                                                       Page 10


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                                  SIGNATURE
                                  ---------

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                           THE ANGELICA CORPORATION
                           RETIREMENT SAVINGS PLAN
                           -----------------------
                                 (Registrant)

                           By:     /s/ James W. Shaffer
                              --------------------------------------
                               James W. Shaffer, Member of the
                               Committee under the Angelica
                               Corporation Retirement Savings Plan

                           By:    /s/ Alan VanDyke
                              --------------------------------------
                               Alan VanDyke, Member of the Committee
                               under the Angelica Corporation
                               Retirement Savings Plan

June 28, 2004



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                                EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------

   23.1 Consent Of Rubin, Brown, Gornstein & Co. LLP, Independent Registered Public Accounting Firm

   23.2 Consent Of Deloitte & Touche LLP, Independent Registered Public Accounting Firm